Mail Stop 6010

July 28, 2006

Via U.S. Mail and Facsimile

Mr. Rod A. Shipman
President, Chief Executive Officer, and Chief Financial Officer
CPC of America, Inc.
6336 17th Street Circle East
Sarasota, Florida 34243

      Re: **CPC of America, Inc.**
              Form 10-K for the fiscal year ended December 31, 2005
              Filed March 21, 2006
              Response Letter dated May 4, 2006
              File No. 000-24053

Dear Mr. Shipman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Year Ended December 31, 2005

Item 1B. Unresolved Staff Comments, page 8

1.   We note your disclosure that you have no unresolved staff comments. Please
        revise to disclose that you received written comments from the Staff in letters
        dated June 24, 2005 and December 21, 2005 that remain unresolved. The
        disclosure should also address the substance of any unresolved comments that you
        believe are material. Refer to Part I, Item 1B of the instructions for Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 11

General, page 11

2.   We note your response to comment five from our letter dated December 21, 2005
        and your disclosure that you are obligated to pay Biomed based on agreed
        milestones relating to the development of the MedClose product and progress in
        the FDA approval process. Please revise to disclose the amounts of any material
        milestone payments required under the Biomed agreement in accordance with
        Item 303 of Regulation S-K.

3.   As a related matter, please revise to include a tabular disclosure of contractual
        obligations that includes any required Biomed milestone payments. Refer to Item
        303(a)(5) of Regulation S-K.

Results of Operations, page 12

4.   We note that research and development expenses decreased by approximately
        $5.4 million. Please revise to provide more details of the reasons for the
        significant decrease in expenses. Where changes in financial statement line items
        are the result of several factors, each significant factor should be separately
        quantified and discussed. Refer to Item 303 of Regulation S-K.

Financial Condition, page 12

5.   Please make disclosure about the terms of the accrued dividends, including full
        disclosure about circumstances where cash payment would be required. Clarify
        the nature and extent of shareholder rights to payment of the amounts accrued.

Financial Statements, page 14

Consolidated Balance Sheets, page F-3

6.   We note your patents of $412,727 comprise 15% of your balance sheet. Considering your history of recurring losses and your FDA approval status, please tell us how you determined that the patents are not impaired in accordance with SFAS 144.

Consolidated Statements of Cash Flows, page F-8

7.   Confirm to us that the investing activity "increase in cash surrender value of life insurance" is a cash disbursement. Otherwise, tell us how this presentation is appropriate under SFAS 95. Also respond with respect to the similar item included on the cash flow statement for the three months ended March 31, 2006.

Note 2. Shareholders' Equity (Deficit), page F-13

Stock Options, page F-16

8.   Your response to comment eight indicates that some option arrangements permit the holder to exercise by applying the spread from in the money options towards the exercise price of options being exercised. For employee options, a net-spread exercise provision, or immaculate cashless option exercise, normally results in variable plan accounting since those options would generally be considered similar to stock appreciation rights. In response to this comment, please quantify the number of employee stock options that include this provision and tell us the related grant dates and exercise prices. Please also explain why variable plan accounting was not required prior to adoption of SFAS 123(R). If you believe the impact of any potential error was not material, please demonstrate in writing. For guidance refer to Questions 15(a) and 15(d) of FIN 44, FIN 28 and SFAS 123.

Item 9A. Controls and Procedures, page 15

Management's Report on Internal Control Over Financial Reporting, page 15

9.   Refer to the discussion of Disclosure Controls and Procedures. Please amend the December 31, 2005 Form 10-K to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of disclosure controls and procedures as of December 31, 2005.

10.   In light of your failure to timely complete the evaluation of internal control over financial reporting, if you determine that disclosure controls and procedures were

effective as of December 31, 2005 and March 31, 2006 please provide a detailed discussion of the basis for that conclusion. We may have further comments based on your response.

Form 10-Q/A as of March 31, 2006

Note 2, Share-Based Payments, page F-8

11.   We see the significant number of options outstanding as of December 31, 2005 and March 31, 2006 and the adoption of SFAS 123(R) as of January 1, 2006. When you adopt a new accounting standard in an interim period the notes to interim financial statements should present all of the relevant disclosures required by that standard in the period of adoption. Please expand as appropriate or show us that no additional disclosure is required under SFAS 123(R).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Reviewing Accountant